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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                         SCHEDULE 13D/A


            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)


                    WILSON BROTHERS USA, INC.
                        (Name of Issuer)



                  COMMON STOCK, $1.00 PAR VALUE
                 (Title of Class of Securities)


                                 972091 10 2
                          (CUSIP Number)

                         John H. Sanford
                    Wilson Brothers USA, Inc.
                   125 King Street, Suite 204
                      Charleston, SC  29401
                         (843) 723-8684
               (Name, Address and Telephone Number
   of Person Authorized to Receive Notices and Communications)

                        October 20, 2000
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See   240.13d-7(b)  for other parties to whom copies  are  to  be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          John H. Sanford

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  ?
          (b)  ?

3) SEC USE ONLY


4) SOURCE OF FUNDS (See Instructions)
                                                               PF

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)
                                                            ?
6) CITIZENSHIP OR PLACE OF ORGANIZATION

                            US Citizen

               7)  SOLE VOTING POWER
NUMBER OF                                         5,196,602
SHARES
BENEFICIALLY        8)  SHARED VOTING POWER
OWNED BY                                          -0-
EACH
REPORTING      9)  SOLE DISPOSITIVE POWER
PERSON                                            5,196,602
WITH:
               10)  SHARED DISPOSITIVE POWER
                                                  -0-

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  5,196,602

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
     (See Instructions)

?

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                      54.25%(1)

14) TYPE OF REPORTING PERSON (See Instructions)

                                                            IN

  (1) Calculated based on 9,578,669 shares of Common Stock of the Issuer outstanding on October 20, 2000.
Item 1. Security and Issuer

     This Amendment No. 6 amends and supplements the Schedule 13D filed by Mr. Sanford on April 18, 1995, as amended two separate times on September 18, 1986 and again on each of April 29, 1997, December 24, 1997 and February 22, 1999 (the "Schedule 13D"), with respect to the Common Stock, par value $1.00 per share (the "Common Stock"), of Wilson Brothers U.S.A., Inc., with its principal offices at 125 King Street, Charleston, South Carolina, 29401 (the "Issuer").

Item 2.  Identity and Background

      The first paragraph of Item 2 shall be deleted in its entirety and replaced with the following:

     This  Schedule 13D is being filed by John H.  Sanford.   Mr.
Sanford's business address is c/o Wilson Brothers USA, Inc.,  125
King  Street, Charleston, South Carolina, 29401.  Mr. Sanford  is
Vice President and Director of the Issuer.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 shall be supplemented as follows:

      On December 6, 1999, pursuant to a Conversion Agreement entered into between the Issuer, Mr. Sanford and the other holders of interests in the Issuer's outstanding convertible note (the "Convertible Note") and accounts receivable (the "Accounts Receivable"), Mr. Sanford converted his 57.92% interest in the Convertible Note and Accounts Receivable for an aggregate 3,433,541 shares of Common Stock.

      On  December  6, 1999, Mr. Sanford made a  gift  of  20,000 shares of Common Stock to Arthur R. Williams.

      On December 8, 1999, Blind John, LLC, a limited liability company in which Mr. Sanford held a 2.6855% interest ("Blind
John"), exercised an option to receive 3% of the outstanding shares of the Issuer in lieu of payment by the Issuer of a $30,000 loan origination fee. The Issuer issued 273,631 shares of Common Stock to Blind John, 7,348 shares or 2.6855% of which were deemed beneficially owned by Mr. Sanford as of December 8, 1999.

      On  September 20, 2000, Mr. Sanford purchased 68,408 shares
(or approximately 25%) of the Common Stock held by Blind John for an aggregate purchase price of $6,841.

     On October 20, 2000, the Issuer granted Mr. Sanford, and Mr. Sanford exercised, a right to purchase 20,000 shares of Common Stock at an exercise price of $0.25 per share pursuant to the Wilson Brothers USA, Inc. 2000 Stock Plan (the "Stock Plan") as compensation for Mr. Sanford's services to the Issuer.

Item 5.  Interest in Securities of the Issuer

      Item 5 shall be deleted in its entirety and replaced with the following:

      (a) As of the date hereof, Mr. Sanford is the beneficial owner of 5,196,602 shares of Common Stock equal to 54.25% of the 9,578,669 shares of Common Stock of the Issuer outstanding as of the date hereof.

     (b) Mr. Sanford has sole power to vote, to direct the vote, to dispose or to direct the disposition, of 5,196,602 shares of Common Stock. Mr. Sanford shares the power to vote, to direct the vote, to dispose or to direct the disposition, of no shares of Common Stock.

      (c) The following transaction in the Issuer's Common Stock were effected in the last sixty days:


      On  September 20, 2000, Mr. Sanford purchased 68,408 shares
(or approximately 25%) of the Common Stock held by Blind John for an aggregate purchase price of $6,841.

     On October 20, 2000, the Issuer granted Mr. Sanford, and Mr. Sanford exercised, a right to purchase 20,000 shares of Common Stock at an exercise price of $0.25 per share pursuant to the Stock Plan as compensation for Mr. Sanford's services to the Issuer.

      (d) No other persons are known to Mr. Sanford to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by him.

     (e)  Not applicable.

Item 7.     Material to be Filed as Exhibits

Exhibit A Conversion Agreement, dated December 6, 1999, between the Issuer, Mr. Sanford and the other holders of the Convertible Note and Accounts Receivable, incorporated by reference herein from the Issuer's Form 10-K dated for the year ending 1999.

Exhibit B Wilson Brothers USA, Inc. 2000 Stock Plan, approved by the Issuer's Board of Directors on October 10, 2000, incorporated by reference herein from the Issuer's Form
          10-K for the year ending 1999.



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2001


                              /s/ John H. Sanford
                              John H. Sanford